FX ENERGY, INC.

3006 Highland Drive, #206

Salt Lake City, Utah 84106 USA

Telephone: (801) 486-5555

Facsimile: (801) 486-5575

June 13, 2008

VIA FACSIMILE AND

EDGAR TRANSMISSION

Jill S. Davis, Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 7010

100 F Street NE

Washington, DC 20549-7010

Re:	FX Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 10, 2008
File No. 000-25386

Dear Ms. Davis:

This letter is in response to your letter dated June 5, 2008, respecting your review of the financial statements and related disclosures in our annual report on Form 10-K for the year ended December 31, 2007.

Set forth below are your comments, followed by our responses.

Engineering Comments

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Business, page 4

Fences Area: Structural Traps, page 7

1.

We note the description of your five commercial wells including the Winna Gora and Roszkow-1 wells. Please submit to us the petroleum engineering reports—in hard copy and electronic spreadsheet format—you used as the basis for your 2007 Polish proved reserve disclosures. The report should include:

a)	Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and nonproducing properties;

b)	Individual income forecasts for each property/well as well as the itemized well costs (“AFE”) for each proved undeveloped project;

c)	Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations) and narratives for each of these properties;

FX ENERGY, INC.

Jill S. Davis, Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

June 13, 2008

______________________________________________

d)	Hindsight analysis of the negative revision to the Wilga well’s 2007 proved reserves as well as a discussion of your provisions to avoid similar future revisions;

e)	Discussion of the access to natural gas markets for those properties without gas sales connections.

Response:

The “Evaluation of Polish Gas Assets,” the February 2008, by RPS Energy (the “RPS Study”), 309 Reading Road, Henley-on-Thames, Oxfordshire, RG9, United Kingdom, is attached as supplemental information pursuant to Rule 418 of Regulation C and Rule 101(c)(2) of Regulation S-T of the Commission. In accordance with such rules, we request that such report be returned to the Company when the staff’s review is completed. We are advised by RPS Energy that the tabular information contained in the RPS Study is in a professional engineering electronic format that is not readily convertible into a popular spreadsheet format such as Microsoft Excel, so we have not accomplished the conversion of that data into a format that we believe is appropriate for delivery in response to your request.

Respecting d), hindsight analysis of the negative revision to the Wilga well’s 2007 proved reserves is addressed on pages 18-23 of the RPS Study.

We view the 2007 revision to the Wilga well’s proved reserves as a normal uncertainty and unpredictable vagary of oil and gas production. Note that the RPS Study notes on page 18 that the gas production drop in this well was “instantaneous,” accompanied by a similar decline in the flowing well head pressure. Unfortunately, despite the best efforts of our internal engineers, engineering experts that we use for production planning and execution, and the engineering staffs of our partners, we are often unable to accurately predict the production characteristics of new wells where there are no producing analogs.

Respecting e), our access to natural gas markets for those properties without gas sales contracts, we call your attention to the discussion on page 39 of the subject report stating:

Our gas in Poland is sold to POGC or its subsidiaries under contracts that extend for the life of each field. Prices are determined contractually and, in the case of our Wilga and Zaniemysl wells, are tied to published tariffs. Gas sold at Kleka is sold at a fixed price without regard to any published tariff or index. The currently limited volumes and sources of our gas production mean we cannot assure uninterruptible production or production in amounts that would be meaningful to industrial users, which may depress the price we may be able to obtain by limiting our market for potential customers. POGC is the primary purchaser of domestic gas in Poland. We expect that the prices we receive in the short term for gas we produce will be lower than would be the case in a more competitive setting and may be lower than prevailing western European prices, at least until a fully competitive market develops in Poland.

FX ENERGY, INC.

Jill S. Davis, Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

June 13, 2008

______________________________________________

There is a ready market with substantial unsatisfied demand for the gas producible from our wells.

The three wells for which reserves are reflected but which are not in production are to be placed into production within the next eighteen months. The proposed construction of required surface facilities has been approved by the operator of the wells, the Polish Oil and Gas Company, based on preliminary budget estimates prepared by it. Surface facility construction will begin soon for the Roszkow-1 well, for the Winna-Gora well in the second half of 2008, and for the Sroda-4 well in the first half of 2009. Initially, construction of surface facilities for the Sroda-4 and Winna Gora wells was deferred because of the possibility of drilling additional wells in those areas, which may have influenced the location of the facilities. Recently POGC and the Company have determined to locate the facilities near each of these two wells and to feed possible production from additional nearby wells that may be drilled into these two facilities.

With the scheduled construction of surface facilities and the anticipated production of estimated reserves from these three additional wells, the Company believes that it has enhanced its position to negotiate a gas sales contract and proposes to coordinate these discussions parallel with the construction of surface facilities.

Kutno Concession Area, page 8

2.

We note your statement, “With expected porosity of between 5% and 15%, the structure has a calculated potential gross volume of up to 19 trillion cubic feet.” Please remove this and similar presentations of hydrocarbon volumes other than proved reserves.

Response:

We will remove the foregoing and similar presentations of hydrocarbon volumes other than proved reserves in future filings. We do not believe the nature of the foregoing warrants an amendment to the referenced filing.

Properties, page 17

Production, Transportation and Marketing

3.

We note your disclosure of average daily net production figures and your footnote (1) states “Average daily net production amounts shown are calculated based on days of actual production.” Without the actual production days, the annual production figures are not available. Please expand this to disclose also the annual production per SEC Industry Guide 2, paragraph 3.

Response:

We call your attention to the tabular information presented elsewhere in the subject report that we believe provides the requested detail in accordance with paragraph 3 of Industry Guide 2 as follows (emphasis added):

FX ENERGY, INC.

Jill S. Davis, Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

June 13, 2008

______________________________________________

From Page 30:

Recent Operational Events

As a result of our ongoing drilling and production successes in Poland, 2007 was a record year for the Company in terms of revenues, oil and gas production, and year-end proved reserve volumes and values.

	2007	2006	Change
. . . .
Production:
Gas Production Mmcf)	1,840	461	+299%
Oil Production (Mbbls)	95	85	+12%
Total Production (Mcfe)	2,412	968	+149%

From page 33:

	For the year ended December 31,
	2007	2006	2005
Revenues	$9,098,000	$1,790,000	$--
Percent change versus prior year	+408%	NA	--
Average price (per Mcf )	$4.95	$3.88	$--
Percent change versus prior year	+28%	NA	--
Production volumes (Mcf)	1,839,504	461,303	--
Percent change versus prior year	+299%	NA	--
Lifting costs per Mcf (1)	$0.63	$0.54	$--
Percent change versus prior year	+17%	NA	--

_________________________

We acknowledge the following:

•	FX Energy, Inc., is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.

•	FX Energy, Inc., may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

FX ENERGY, INC.

Jill S. Davis, Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

June 13, 2008

______________________________________________

We would be happy to provide additional information you may request or respond to further inquiries.

Sincerely,

FX ENERGY, INC.

/s/ David N. Pierce

David N. Pierce

President

cc:	Ronald M. Winfrey
U.S. Securities and Exchange Commission